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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. __________)*


 Insignia Financial Group, Inc. (formerly known as Insignia/ESG Holdings, Inc.)
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                   45767A 10 5
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check  the  appropriate  box to designate  the rule  pursuant to which this
       Schedule is filed:

       |_| Rule  13d-1(b)
       |_| Rule  13d-1(c)
       |X| Rule  13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


836984.1                                                                  Page 1

----------------------------------------------
CUSIP No. 45767A    10   5                               SCHEDULE 13G
----------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Apollo Real Estate Investment Fund, L.P.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                  (b) /X/

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
              5          SOLE VOTING POWER
                               2,596,434
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
               ----------------------------------------------------------------
               6          SHARED VOTING POWER
                              0

               ----------------------------------------------------------------
               7          SOLE DISPOSITIVE POWER
                              2,596,434
               ----------------------------------------------------------------
               8          SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,596,434

-------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /


-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                11.4% of the outstanding shares of the Issuer's common stock
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      PN
-------------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

836984.1                                                                  Page 2

----------------------------------------------
CUSIP No. 45767A    10   5                               SCHEDULE 13G
----------------------------------------------


-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Apollo Real Estate Advisors, L.P.

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                  (b) /X/

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
              5          SOLE VOTING POWER
                               2,596,434
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
               ----------------------------------------------------------------
               6          SHARED VOTING POWER
                              0
               ----------------------------------------------------------------
               7          SOLE DISPOSITIVE POWER
                              2,596,434
               ----------------------------------------------------------------
               8          SHARED DISPOSITIVE POWER
                              0
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,596,434

-------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /


-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                11.4% of the outstanding shares of the Issuer's common stock
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      PN
-------------------------------------------------------------------------------

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

836984.1                                                                 Page 3

----------------------------------------------
CUSIP No. 45767A    10   5                               SCHEDULE 13G
----------------------------------------------

Item 1(a).   Name of Issuer:

             Insignia Financial Group, Inc. (formerly known as Insignia/ESG Holdings, Inc.)

Item 1(b).   Address of Issuer's Principal Executive Offices:

             375 Park Avenue
             New York, New York  10152

Item 2(a).   Name of Person Filing:

             This Schedule 13G is filed jointly by Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("AREIF"), and Apollo Real Estate Advisors, L.P., a Delaware limited partnership ("AREA"). AREA is the managing general partner of AREIF. AREIF and AREA are sometimes collectively referred to herein as the "Reporting Persons."*

Item 2(b).   Address of Principal Business Office or, if none, Residence:

             The address of AREIF's principal business office is c/o Apollo Real Estate Advisors, L.P., 2 Manhattanville Road, Purchase, New York 10577.

             The address of AREA's principal business office is 2 Manhattanville Road, Purchase, New York 10577.

Item 2(c).   Citizenship:

             U.S.

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

             45767A 10 5

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a

g             Not Applicable


____________

     *Apollo Real Estate Management, Inc. ("AREMI") is the general partner of AREA. Leon D. Black, John J. Hannan and William L. Mack are the directors and principal executive officers of AREMI. The Reporting Persons, AREMI, Messrs. Black, Hannan and Mack and their respective affiliates disclaim beneficial ownership of all shares of the Issuer in excess of their respective pecuniary interests, if any, and this Schedule 13G shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, any such securities for any purpose.

                                                                          Page 4
836984.1

----------------------------------------------
CUSIP No. 45767A    10   5                               SCHEDULE 13G
----------------------------------------------


Item 4.   Ownership:

          (a) Amount beneficially owned by the Reporting Persons as of December 31, 1998: 2,596,434 shares of Common Stock, par value $0.01 per share

          (b)  Percent of class:
               11.4% of the outstanding shares of the Issuer's Common Stock**

          (c)  Number  of  shares  as  to  which  the Reporting Persons have:

               (i) Sole power to vote or to direct the vote   2,596,434

              (ii) Shared  power to vote or to direct the vote 0

             (iii) Sole power to dispose or to direct the disposition of
                   2,596,434

             (iv) Shared  power to dispose or to direct the disposition of 0

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not Applicable

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


________________

      ** Based on the number of shares of the Issuer's Common Stock outstanding as of March 19, 1999, as reported in the Issuer's Annual Report filed on Form 10-K for the fiscal year ended December 31, 1998.


                                                                         Page 5
836984.1

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 25, 1999
                                        Apollo Real Estate Investment Fund, L.P.

                                        By: Apollo Real Estate Advisors, L.P.,
                                            its general partner

                                             By: Apollo Real Estate Management,
                                                 Inc., its general partner


                                                 By:   /s/ Stuart Koenig
                                                       -------------------------
                                                       Name:  Stuart Koenig
                                                       Title: Vice President




                                         Apollo Real Estate Advisors, L.P.

                                         By:  Apollo Real Estate Management,
                                              Inc., its general partner


                                              By: /s/ Stuart Koenig
                                                  ------------------------------
                                                  Name: Stuart Koenig
                                                  Title:Vice President

                                                                         Page 6
836984.1